Tavia Acquisition Corp.

4 Southbury

144 Loudoun Road

London, NW8 0RY

United Kingdom

November 29, 2024

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Tavia Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333- 280275) (the “Registration Statement”)

Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on December 3, 2024, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

TAVIA ACQUISITION CORP.

By:	/s/ Kanat Mynzhanov
	Name:	Kanat Mynzhanov
	Title:	Chief Executive Officer